FOR IMMEDIATE RELEASE	May 29, 2018

Micromem: Update on the ATRA-171 Tracer Detection Platform

Toronto, Ontario and New York, New York, May 29, 2018 – Micromem Technologies, Inc. (CSE: MRM) (OTCQB: MMTIF) (“Micromem”) (“the Company”) through its wholly owned subsidiary Micromem Applied Sensor Technologies, Inc. (MAST), is pleased to report that with our development partner, a major multi-national energy corporation, that all results from testing on the MAST ATRA-171 tracer detection platform are in and we can report as follows:

Results indicated the simultaneous detection of multiple tracer chemicals in a range of 3 orders of detection measurement and a lower limit approaching 5 parts per trillion. In addition, the Company has received a contract payment of $510,000 US, with an additional payment of $175,000 US now due to the company.

The Company is finalizing the commercial roll out agreement from its development partner in June 2018. The first field installation for the ATRA-171 is now scheduled for August 2018. The ATRA-171 will be installed in an operating production environment during scheduled chemical tracer surveillance activities.

As a result of our product release at the recent SPE Tracer Workshop in Abu Dhabi, UAE, MAST issued product proposals and is formally engaged with many of the workshop attendees in securing product sales. Details including manufacturing, delivery, installation, warranty and parts replacement are all now in place. The Company has continued to receive interest from third parties subsequent to the conference and is actively engaged in responding to those queries as well.

The business value of this product to end users and traditional chemical tracer surveillance companies that have reviewed the ATRA-171 is clear to them, with a growing list of approximately 55 active proposals to begin acquiring the ATRA-171 platform.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

About Entanglement

Entanglement Technologies, Inc., has developed the world's most advanced chemical sensors, bringing real-time analysis out of the laboratory and into the field. It makes the invisible world of chemicals accessible and actionable with rapid and precise sensing technology. Learn more: http://www.entanglementtech.com

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been

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Listing:	NASD OTC-QB - Symbol: MMTIF
CSE - Symbol: MRM
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